Force Fuels, Inc.
22525 Pacific Coast Highway, Suite 101
Malibu, California 90265
Phone: (310) 927-1711

August 21, 2009

Yolanda Crittendon
Staff Accountant
DIVISION OF CORPORATION FINANCE – Mail Stop 3010
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
100 F STREET, NE
WASHINGTON, D.C. 20549

Re:
Force Fuels, Inc.
Form 10-K/A for the year ended July 31, 2008 filed on June 5, 2009
Form 10-Q/A for the quarter ended October 31, 2008 filed on June 5, 2009
Form 10-Q for the quarter ended January 31, 2009 filed on June 10, 2009
Form 10-Q for the quarter ended April 30, 2009 filed on June 16, 2009
File No. 000-49993

AMENDMENT #2 TO THE FORM 10-K FOR THE YEAR ENDED JULY 31, 2008

Item 9AT - Controls and Procedures

Disclosure Controls and Procedures, page 4

1.  We have read and considered your response to comment one.  Please confirm you will disclose the reasons that your disclosure controls and procedures were deemed ineffective in future filings.

We hereby confirm that we will disclose in future filings the reasons that our disclosure controls and procedures were deemed ineffective.

Financial Statements and Notes

Note 1- Organization and Operations

Assignment and Contribution Agreement between the Company and ICE Conversions, Inc., page 12

2.  We have read and considered your response to comment three.  We note that the company signed a recession agreement with Lawrence Weisdorn on July 28, 2009, effective July 31, 2008, under which all the shares issued to Lawrence Weisdorn were cancelled.  In your Form 10-K on page 6, it states that the company entered into a consulting agreement in May 2008 granting him 2,500,000 shares of the company’s common stock in exchange for professional consulting services..  Given the shares were cancelled in fiscal year 2009, please tell us what provision of state law you are relying upon to conclude that the shares are not legally issued and outstanding as of July 31, 2008.  Please also tell us when the cancelled shares were actually returned to the company.

Force Fuels, Inc.	- 2 -	August 24, 2009

Rescission is a common law principle of contract law.  “Rescission is often utilized as a term of art to refer to a mutual agreement to discharge contractual duties.”  Black’s Law Dictionary, (Rescission), 8th ed. 2004.  Nevada case law recognizes rescission by mutual consent of the parties.  Holland v. Crummer Corp., 78 Nev. 1 (1962).  The rescission agreement entered into between the Company and Lawrence Weisdorn on July 28, 2009 and effective July 31, 2008, was made with the mutual consent of Mr. Weisdorn and the Company.

Nevada case law further provides proper explanation of the effects of rescission.  “Where there has been a valid rescission of the contract, there is no longer any contract to enforce.”  Great American Insurance Company v. General Builders, Inc., 113 Nev. 346 (1997).  “A rescission of a contract demands as a general rule the restoration of the status quo of the parties...To place a party in status quo means to place such party in the same position as he was situated in at the time of the execution of the contract.”  Mackintosh v. California Federal Savings & Loan Association, 113 Nev. 393 (1997).  A “rescinded contract was void from its date of inception, just as if the contract had never existed.”  Bergstrom v. DeVoe, 109 Nev. 575 (1993).

The effect of the rescission agreement between Mr. Weisdorn and the Company makes the original issuance of 2,500,000 shares void from its original date of inception.  As such, the shares are treated as never issued nor outstanding shares.  The Company’s filings will be amended to properly reflect this.

The cancelled shares were returned to the Company on August 21, 2009.

3.  We also note from your response that the company and Lawrence Weisdorn agreed in July 2008 to cancel those shares.  Clarify why the cancellation of those shares is not reflected in your financial statements as of July 31, 2008.  Please also reconcile the 5,182,763 shares outstanding referenced in your response to the 7,622,763 shares outstanding on your Statement of Stockholders' Equity as of July 31, 2008.

The cancellation of the shares was not reflected in our financial statements as of July 31, 2008 in error and through inadvertence, and we will amend our Form 10-K and the subsequent periodic reports to correct that error.

Force Fuels, Inc.	- 3 -	August 24, 2009

As of July 31, 2008, there were 5,122,763 shares outstanding, taking into account the cancellation of the 2,500,000 shares originally issued to Lawrence Weisdorn.  As of today’s date, there are 5,182,763 shares outstanding including 60,000 shares issued by the Company on February 14, 2009.

If each of your comments has been appropriately addressed, we would like very much to hear back from you.  Clearance of these comments will be necessary for us to proceed with amending the Company’s registration statement on Form S-1.  Your prompt attention to this response would once again be appreciated.

Best regards,

/s/ Lawrence Weisdorn
Lawrence Weisdorn
President, Chief Executive Officer
and Chief Financial Officer